FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO.: 333-125858

PROSPECTUS

REGENCY CENTERS CORPORATION

400,000 Common Shares

This prospectus relates to the sale, from time to time, at our direction, of up to 400,000 shares of our common stock, $0.01 par value per share, by Wells Fargo Bank, National Association, the trustee of the rabbi trust created in connection with the Amended and Restated Regency Centers Corporation Deferred Compensation Plan and the Regency Centers Corporation 2005 Deferred Compensation Plan, referred to collectively in this prospectus as the deferred compensation plans. The common stock will be sold by the trustee for the account of the rabbi trust to fund, when due, our obligations under the deferred compensation plans. See “The Plans.”

The common stock may be offered and sold by the trustee from time to time directly or through broker-dealers. The common stock may be sold in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to the prevailing market prices or at prices determined on a negotiated or competitive bid basis. See “Plan of Distribution.” We will not directly receive any portion of the proceeds of the sale of the common stock offered by this prospectus. We will bear all expenses incident to registration of the common stock. The proceeds will, however, be used to fund our obligations under the deferred compensation plans.

You should read this prospectus and any prospectus supplement carefully before you decide to invest.

Our common stock is listed on the New York Stock Exchange under the symbol “REG.” The last reported sale price of our common stock on the New York Stock Exchange on August 5, 2005 was $60.33 per share.

See “ Risk Factors” beginning on page 3 for a discussion on risk factors you should consider before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 8, 2005.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov. We also maintain a web site at www.regencycenters.com. Information on our website is not incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (Commission File No. 1-12298) after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the common stock covered by this prospectus (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2004;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005;

•	Our current reports on Form 8-K dated February 14, 2005, March 28, 2005, March 30, 2005, June 7, 2005 (as amended by our current report on Form 8-K/A filed July 20, 2005), June 14, 2005, July 27, 2005 and July 29, 2005;

•	The description of our common stock which is contained in our registration statement on Form 8-A filed on August 30, 1993, and declared effective on October 29, 1993, including amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

121 W. Forsyth Street, Suite 200

Jacksonville, FL 32202

(904) 598-7727

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

When we say “we,” “our,” “us” or “Regency,” we mean Regency Centers Corporation and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say “you,” without any further specification, we mean any party to whom this prospectus is delivered, including a holder in street name.

FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, those described under the caption “Risk Factors” in the accompanying prospectus as well as:

•	changes in national and local economic conditions;

•	financial difficulties of tenants;

•	competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels;

•	changes in expected leasing activity and market rents;

•	timing of acquisitions, development starts and sales of properties and out-parcels;

•	difficulties assimilating the acquisition, through a joint venture, of a 100-property portfolio from California Public Employees Retirement System and an affiliate of First Washington Realty, Inc.

•	our inability to exercise voting control over the joint ventures through which we own or develop some of our properties;

•	weather;

•	consequences of any armed conflict or terrorist attack against the United States;

•	the ability to obtain governmental approvals; and

•	meeting development schedules.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

The following contains a description of the material risks involved in an investment in our securities.

Risk Factors Related to Our Industry and Real Estate Investments

Our revenues and cash flow could be adversely affected by poor market conditions where properties are geographically concentrated.

Regency’s performance depends on the economic conditions in markets in which our properties are concentrated, including Florida, California, Texas, Georgia, Ohio, Illinois, Maryland, Pennsylvania and Virginia Our revenues and cash available for distribution to shareholders could be adversely affected by this geographic concentration if market conditions, such as an oversupply of space or a reduction in demand for real estate, in these areas become more competitive relative to other geographic areas.

Loss of revenues from major tenants could reduce distributions to shareholders.

We derive significant revenues from anchor tenants such as Kroger, Publix, Safeway, and Albertsons that occupy more than one center. Distributions to shareholders could be adversely affected by the loss of revenues in the event a major tenant:

•	files for bankruptcy or insolvency;

•	experiences a downturn in its business;

•	materially defaults on its lease;

•	does not renew its leases as they expire; or

•	renews at lower rental rates.

Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant’s customer drawing power. Most anchors have the right to vacate and prevent retenanting by paying rent for the balance of the lease term. If major tenants vacate a property, then other tenants may be entitled to terminate their leases at the property.

Downturns in the retailing industry likely will have a direct impact on our revenues and cash flow.

Our properties consist of grocery-anchored shopping centers. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by any of the following:

•	the growth of super-centers, such as those operated by Walmart;

•	weakness in the national, regional and local economies;

•	consequences of any armed conflict involving, or terrorist attack against, the United States;

•	the adverse financial condition of some large retailing companies;

•	the ongoing consolidation in the retail sector;

•	the excess amount of retail space in a number of markets;

•	increasing consumer purchases through catalogues or the Internet;

•	reduction in the demand for tenants, including video rental stores, to occupy our shopping centers as a result of the Internet and e-commerce;

•	the timing and costs associated with property improvements and rentals;

•	changes in taxation and zoning laws; and

•	adverse government regulation.

To the extent that any of these conditions occur, they are likely to impact market rents for retail space and our cash available for distribution to shareholders.

Unsuccessful development activities could reduce distributions to shareholders.

We actively pursue development activities as opportunities arise. Development activities require various government and other approvals. We may not recover our investment in development projects for which approvals are not received. We incur risks associated with development activities, including:

•	the risk that we may abandon development opportunities and lose our investment in these developments;

•	the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable;

•	lack of cash flow during the construction period; and

•	the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

If we sustain material losses due to an unsuccessful development project, our cash flow will be reduced.

We may encounter difficulties in assimilating the First Washington portfolio.

The First Washington portfolio is a large acquisition. Although we own 35% of the portfolio through a joint venture, we will be responsible for managing the entire portfolio once First Washington ends its transitional management and leasing services. Adding 100 properties to the portfolio we manage, which now consists of 388 properties (including properties held through joint ventures) as of June 2, 2005, will require us to hire additional personnel. The purchase agreement did not require us to acquire any First Washington offices, personnel or other infrastructure. We may encounter difficulties in integrating such a large portfolio with our existing systems and personnel, which could result in additional expense and adversely affect our results of operations.

Uninsured loss may adversely affect distributions to shareholders.

We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance for our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, some types of losses, such as from hurricanes, terrorism, wars or earthquakes, which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and would still be obligated to repay any recourse mortgage debt on the property. In that event, our distributions to shareholders could be reduced.

We face competition from numerous sources.

The ownership of shopping centers is highly fragmented, with less than 10% owned by real estate investment trusts. We face competition from other real estate investment trusts as well as from numerous small owners in the acquisition, ownership and leasing of shopping centers. We compete to develop shopping centers with other real estate investment trusts engaged in development activities as well as with local, regional and national real estate developers.

We compete in the acquisition of properties through proprietary research that identifies opportunities in markets with high barriers to entry and higher-than-average population growth and household income. We seek to maximize rents per square foot by establishing relationships with supermarket chains that are first or second in their markets and leasing non-anchor space in multiple centers to national or regional tenants. We compete to develop properties by applying our proprietary research methods to identify development and leasing opportunities and by pre-leasing a significant portion of a center before beginning construction.

There can be no assurance, however, that other real estate owners or developers will not utilize similar research methods and target the same markets and anchor tenants that we target. These entities may successfully control these markets and tenants to our exclusion. If we cannot successfully compete in our targeted markets, our cash flow, and therefore distributions to shareholders, may be adversely affected.

Costs of environmental remediation could reduce our cash flow.

Under various federal, state and local laws, an owner or manager of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on the property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation could exceed the value of the property and/or the aggregate assets of the owner.

The presence of, or the failure to properly remediate, hazardous or toxic substances may adversely affect our ability to sell or rent a contaminated property or to borrow using the property as collateral. Any of these developments could reduce cash flow and distributions to shareholders.

Risk Factors Related to Our Acquisition Structure

We do not have voting control over our joint venture investments, so we are unable to ensure that our objectives will be pursued.

We have invested as a co-venturer or partner in the acquisition or development of properties. These investments involve risks not present in a wholly-owned project. We do not have voting control over the ventures or partnerships. The co-venturer or partner might (1) have interests or goals that are inconsistent with our interests or goals or (2) otherwise impede our objectives. The co-venturer or partner also might become insolvent or bankrupt.

Our partnership structure may limit our flexibility to manage our assets.

We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we currently own 98% of the outstanding common partnership units. From time to time, we acquire properties through our operating partnership in exchange for limited partnership interests. This acquisition structure may permit limited partners who contribute properties to us to defer some, if not all, of the income tax liability that they would incur if they sold the property.

Properties contributed to our operating partnership may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in the properties prior to contribution. As a result, the sale of these properties could cause adverse tax consequences to the limited partners who contributed them.

Generally, our operating partnership has no obligation to consider the tax consequences of its actions to any limited partner. However, our operating partnership may acquire properties in the future subject to material restrictions on refinancing or resale designed to minimize the adverse tax consequences to the limited partners who contribute those properties. These restrictions could significantly reduce our flexibility to manage our assets by preventing us from reducing mortgage debt or selling a property when such a transaction might be in our best interest in order to reduce interest costs or dispose of an under-performing property.

Risk Factors Related to Our Capital Structure

Our debt financing may reduce distributions to shareholders.

We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt. If we are unable to refinance our debt on acceptable terms, we might be forced (1) to dispose of properties, which might result in losses, or (2) to obtain financing at unfavorable terms. Either could reduce the cash flow available for distributions to shareholders. In addition, if we cannot make required mortgage payments, the mortgagee could foreclose on the property securing the mortgage, causing the loss of cash flow from that property to meet obligations. Substantially all of our debt is cross-defaulted, but not cross-collateralized.

Our line of credit imposes covenants which limit our flexibility in obtaining other financing, such as a prohibition on negative pledge agreements.

On June 1, 2005 we incurred $275 million of additional debt to complete the funding of our portion of the joint venture which acquired the First Washington portfolio. As a result, our debt-to-equity ratio and the ratio of our debt-to-total assets has increased. Our lenders have modified our line of credit to increase our debt-to-assets leverage ratio from 0.55 to 1.00 to 0.625 to 1.00 for a period to but excluding the date nine months following the consummation of the acquisition, and to 0.60 to 1.00 thereafter. The line of credit has also been modified to impose limitations on the amount of recourse indebtedness that can be incurred by our unconsolidated affiliates. We intend to reduce our debt ratios through our capital recycling program, in which we sell properties that no longer meet our long-term investment criteria. However, there can be no assurance that we will be able to reduce our debt ratios in accordance with our plan. We could be required to seek an extension for our line of credit modification with our lenders, and a failure to do so could result in an event of default. In addition, the rating agencies could decide to lower our debt ratings.

Our organizational documents do not limit the amount of debt that may be incurred. The degree to which we are leveraged could have important consequences to you, including the following:

•	leverage could affect our ability to obtain additional financing in the future to repay indebtedness or for working capital, capital expenditures, acquisitions, development or other general corporate purposes;

•	leverage could make us more vulnerable to a downturn in our business or the economy generally; and

•	as a result, our leverage could lead to reduced distributions to shareholders.

We depend on external sources of capital, which may not be available.

To qualify as a REIT, we must, among other things, distribute to our stockholders each year at least 90% of our REIT taxable income (excluding any net capital gains). Because of these distribution requirements, we likely will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore will have to rely on third-

party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of stockholders’ interests, and additional debt financing may substantially increase our degree of leverage.

Risk Factors Related to Interest Rates and the Market for Our Stock

Increased interest rates may reduce distributions to shareholders.

We are obligated on floating rate debt. If we do not eliminate our exposure to increases in interest rates through interest rate protection or cap agreements, these increases may reduce cash flow and our ability to make distributions to shareholders.

Although swap agreements enable us to convert floating rate debt to fixed rate debt and cap agreements enable us to cap our maximum interest rate, they expose us to the risk that the counterparties to these hedge agreements may not perform, which could increase our exposure to rising interest rates. If we enter into swap agreements, decreases in interest rates will increase our interest expense as compared to the underlying floating rate debt. This could result in our making payments to unwind these agreements, such as in connection with a prepayment of the floating rate debt. Cap agreements do not protect us from increases up to the capped rate.

Increased market interest rates could reduce our stock prices.

The annual dividend rate on our common stock as a percentage of its market price may influence the trading price of our stock. An increase in market interest rates may lead purchasers to demand a higher annual dividend rate, which could adversely affect the market price of our stock. A decrease in the market price of our common stock could reduce our ability to raise additional equity in the public markets.

Outstanding SynDECs could adversely influence the market price for our common stock.

In June 2003, an affiliate of Security Capital Group Incorporated sold 23,203,712 shares of our common stock, including 4,606,880 shares purchased by us directly from Security Capital, and Citigroup Global Markets Holdings Inc., or CGMHI, sold an aggregate of 8,280,000 SynDECS (Debt Exchangeable for Common Stock). The SynDECS are a series of debt securities of CGMHI that will each be mandatorily exchanged upon maturity, on July 1, 2006, into between 5/6th of a share and one share of our common stock or its value in cash based on a formula linked to the market price of our common stock. Any market for the SynDECS is likely to influence the market for our common stock. For example, the price of our common stock could become more volatile and could be depressed by investors’ anticipation of the potential distribution into the market of substantial additional amounts of our common stock at the maturity of the SynDECS, by possible sales of our common stock by investors who view the SynDECS as a more attractive means of equity participation in Regency and by hedging or arbitrage trading activity that may develop involving the SynDECS and our common stock.

Risk Factors Related to Federal Income Tax Laws

If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates.

We believe that we qualify for taxation as a REIT for federal income tax purposes, and we plan to operate so that we can continue to meet the requirements for taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, like rent, that are itemized in the REIT tax laws. There can be no assurance that the IRS or a court would agree with the positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains). The fact that we hold some of our assets through joint ventures and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT.

Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse affect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. For example, if we have net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we have undertaken a significant number of asset sales in recent years, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. In addition, any net taxable income earned directly by our taxable affiliates, including Regency Realty Group, Inc., is subject to federal and state corporate income tax. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, a REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

A REIT may not own securities in any one issuer if the value of those securities exceeds 5% of the value of the REIT’s total assets or the securities owned by the REIT represent more than 10% of the issuer’s outstanding voting securities or 10% of the value of the issuer’s outstanding securities. An exception to these tests allows a REIT to own securities of a subsidiary that exceed the 5% value test and the 10% value tests if the subsidiary elects to be a “taxable REIT subsidiary.” We are not able to own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of our total assets. We currently own more than 10% of the total value of the outstanding securities of Regency Realty Group, Inc., which has elected to be a taxable REIT subsidiary.

Our former foreign controlled status could cause foreign shareholders to be subject to tax upon a sale of shares.

Gain recognized by a non-U.S. shareholder upon the sale or exchange of our shares generally would not be subject to United States taxation unless, among other exceptions, our shares constitute a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” as described below.

Our shares will not constitute a U.S. real property interest if we are a domestically controlled REIT, which requires that, at all times during the five-year period preceding a sale or exchange of our stock, less than 50% in value of our stock is held directly or indirectly by non-U.S. shareholders. Because a foreign company beneficially owned in excess of 50% in value of our shares until January 16, 2001, when a domestic corporation acquired those shares, we believe that we currently are not a domestically controlled REIT, but that we may become domestically-controlled in the future. Because our shares are publicly traded, however, we cannot guarantee that we will become a domestically controlled REIT. Even if we do not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells our shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the New York Stock Exchange; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange. See “Certain Federal Income Tax Considerations - U.S. Taxation of Non-U.S. Shareholders” below for a more detailed discussion of the U.S. tax consequences applicable to foreign investors in our stock.

Risk Factors Related to Our Ownership Limitations, the Florida Business Corporation Act and Certain Other Matters

Restrictions on the ownership of our capital stock to preserve our REIT status could delay or prevent a change in control.

Ownership of more than 7% by value of our outstanding capital stock by certain persons is restricted for the purpose of maintaining our qualification as a REIT, with certain exceptions. This 7% limitation may discourage a change in control and may also (i) deter tender offers for our capital stock, which offers may be attractive to our shareholders, or (ii) limit the opportunity for our shareholders to receive a premium for their capital stock that might otherwise exist if an investor attempted to assemble a block in excess of 7% of our outstanding capital stock or to effect a change in control.

The issuance of our capital stock could delay or prevent a change in control.

Our articles of incorporation authorize our board of directors to issue up to 30,000,000 shares of preferred stock and 10,000,000 shares of special common stock and to establish the preferences and rights of any shares issued. The issuance of preferred stock or special common stock could have the effect of delaying or preventing a change in control even if a change in control were in our shareholders’ interest. The provisions of the Florida Business Corporation Act regarding control share acquisitions and affiliated transactions could also deter potential acquisitions by preventing the acquiring party from voting the common stock it acquires or consummating a merger or other extraordinary corporate transaction without the approval of our disinterested shareholders.

Our board of directors may change our policies without a vote of our shareholders.

Our board of directors establishes the policies that govern our investment and operating strategies including, among others, development and acquisition of shopping centers, tenant and market focus, debt and equity financing policies, quarterly distributions to shareholders and REIT tax status. Our board of directors may amend these policies at any time without a vote of our shareholders.

THE COMPANY

Regency is a real estate investment trust or “REIT”. We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we are the sole general partner and currently own approximately 98% of the outstanding common partnership units. Our acquisition, development, operations and financing activity, including the issuance of common or preferred partnership units, is generally executed by our operating partnership, its wholly-owned subsidiaries and joint ventures with third parties.

Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

USE OF PROCEEDS

We will not directly receive the proceeds from the sale of our common stock offered pursuant to this prospectus. The proceeds will be used to fund our obligations under the deferred compensation plans.

THE PLANS

The common stock is offered by the prospectus for the account of the rabbi trust to fund our obligations to participants under our deferred compensation plans.

Plan participants may elect to defer all or a portion of their director fees, annual base salary, bonus or incentive compensation or gains related to the exercise of their Regency stock options to be invested in certain vehicles available under the Plans, including a share program in which deferred amounts are invested in shares of phantom Regency common stock. Upon distribution, the participant is entitled to one share of Regency common stock for each phantom share of Regency common stock in the participant’s account.

The Amended and Restated Regency Centers Corporation Deferred Compensation Plan, which was first made effective December 1, 1996 and was last amended and restated on February 4, 2003. We refer to this plan as the “old plan”.

On December 15, 2004, Regency adopted the Regency Centers Corporation 2005 Deferred Compensation Plan to be effective January 1, 2005. We refer to this plan as the “2005 Plan”. The 2005 Plan was adopted in order to comply with the American Jobs Creation Act of 2004, which changed the operation and taxation of nonqualified deferred compensation arrangements. The old plan was “grandfathered” under this new law and is not affected as long as it is not materially modified. Effective January 1, 2005, the old plan was suspended with respect to new deferrals but continues to operate for the purpose of administering amounts deferred and vested under it prior to January 1, 2005.

We currently administer both deferred compensation plans. The rabbi trust was formed to allow us to fund our obligations under the old plan, and we are also using it to fund our obligations under the 2005 Plan.

PLAN OF DISTRIBUTION

The common stock may be sold pursuant to the methods described below from time to time at our direction by or for the account of the rabbi trust on the New York Stock Exchange or otherwise in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at prices determined on a negotiated or competitive bid basis. The common stock may be sold by any one or more of the following methods:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

At our direction the trustee may effect transactions by selling the common stock through broker-dealers, and such broker-dealers may receive compensation in the form of commissions from the trustee (which commissions will not exceed those customary in the types of transactions involved). The trustee and any broker-dealers that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, and any profit on the sale of the common stock by it and any fees and commissions received by the broker-dealers may be deemed to be underwriting discounts and commissions.

At the time a particular offering of common stock is made pursuant to this prospectus, to the extent required by law, a prospectus supplement will be distributed that will set forth the amount of common stock being offered and the terms of the offering, including the purchase price, the name or names of any dealers or agents, the purchase price paid for the common stock purchased from the rabbi trust and any items constituting compensation from the rabbi trust.

We will indemnify the trustee against any and all liabilities, losses and claims (including reasonably attorney’s fees and costs of defense) arising from any action or failure to act in connection with the administration of the rabbi trust except when due to the trustee’s breach of fiduciary duty, negligence or willful misconduct.

We will not directly receive any portion of the proceeds of the sale of the common stock offered by this prospectus and will bear all expenses in connection with the registration and qualification of the common stock. The proceeds will, however, be used to fund our obligations under the deferred compensation plans.

CAPITAL STOCK

General

We are authorized to issue up to:

•	150,000,000 shares of common stock, $.01 par value per share,

•	10,000,000 shares of special common stock, $.01 par value, and

•	30,000,000 shares of preferred stock, $.01 par value per share.

All of the outstanding capital stock is, fully paid and non-assessable.

Preferred Stock

Our board of directors has the ability to issue from time to time up to 30,000,000 shares of preferred stock in one or more classes or series, without shareholder approval. The board of directors may, by adopting an amendment to our articles of incorporation, designate for the class or series:

•	the number of shares and name of the class or series;

•	the dividend rights and preferences, if any;

•	liquidation preferences and the amounts payable on liquidation or dissolution;

•	redemption terms, if any;

•	the voting powers of the series, including the right to elect directors, if any;

•	the terms upon which the class or series may be converted into any other class or series of our stock, including our common stock; and

•	any other terms that are not prohibited by law.

It is impossible for us to state the actual effect on existing shareholders if the board of directors designates any class or new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the class or series have been designated. The issuance of preferred stock could adversely affect the voting power, cash available for dividends, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors’ authority to issue preferred stock without shareholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt.

Preferred Stock Outstanding or Reserved for Issuance

As of August 5, 2005, we have two series of preferred stock outstanding represented by depositary shares:

•	300,000 shares of 7.45% Series 3 cumulative redeemable preferred stock, represented in turn by 3,000,000 depositary shares; and

•	500,000 shares of 7.25% Series 4 cumulative redeemable preferred stock, represented in turn by 5,000,000 depositary shares.

We also have 3 million shares of 6.70% Series 5 cumulative redeemable preferred stock outstanding. Our outstanding shares of preferred stock have an aggregate liquidation preference of $275 million.

We have an additional two series of preferred stock, totaling 740,000 shares, reserved for issuance upon exchange of two corresponding series of preferred limited partnership interests in our operating partnership, Regency Centers, L.P.

All five series of our preferred stock outstanding or authorized for issuance are entitled to dividends on an equal basis before the holders of our common stock receive dividends, and all five series are entitled to a liquidation preference on an equal basis before holders of our common stock receive any liquidating distributions.

Common Stock

Holders of our common stock are entitled to one vote per share. All actions submitted to a vote of shareholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock.

In the event of the liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

Holders of common stock are not entitled to preemptive rights, and the common stock is not subject to redemption.

The rights of holders of common stock are subject to the rights of holders of any preferred stock that we have designated or may designate in the future. The rights of preferred shareholders may adversely affect the rights of the common shareholders.

Special Common Stock

Under our articles of incorporation, our board of directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of special common stock from time to time in one or more classes or series. As of August 5, 2005, no shares of special common stock were outstanding.

The special common stock will bear dividends in such amounts as our board may determine with respect to each class or series. Dividends on any class or series of special common stock must be pari passu with dividends on our common stock. This means that we cannot pay dividends on the special common stock without also paying dividends on an equal basis on our common stock. Upon the liquidation, dissolution or winding up of the company, the special common stock will participate on an equal basis with the common stock in liquidating distributions.

Shares of special common stock will have one vote per share and vote together with the holders of common stock (and not separately as a class except where otherwise required by law), unless the board of directors creates classes or series with more limited voting rights or without voting rights. The board will have the right to determine whether shares of special common stock may be converted into shares of any other class or series or be redeemed, and, if so, the redemption price and the other terms and conditions of redemption, and to determine such other rights as may be allowed by law. Holders of special common stock will not be entitled, as a matter of right, to preemptive rights.

Because we expect special common stock to be closely held as a general rule, we anticipate that most classes or series would be convertible into common stock for liquidity purposes.

Transfer Agent

The transfer agent for our common stock is Wachovia Bank, National Association, Charlotte, North Carolina.

Statutory Provisions and Provisions of Our Articles of Incorporation and Bylaws

The following provisions of the Florida Business Corporation Act and our articles of incorporation and bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, our company.

Restrictions on Ownership

Restrictions Relating to REIT Qualification. In order for us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, our stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied (see “Certain Federal Income Tax Considerations-Requirements for Qualification”).

To assure that five or fewer individuals do not Beneficially Own (as defined in the our articles of incorporation to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of our outstanding capital stock, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the “Ownership Limit”) of our outstanding capital stock. Certain existing holders specified in our articles of incorporation and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit (“Existing Holders”), may continue to own such percentage by value of outstanding capital stock (the “Existing Holder Limit”) and may increase their respective Existing Holder Limits through our benefit plans, dividend reinvestment plans, additional asset sales or capital contributions to us or acquisitions from other Existing Holders, but may not acquire additional shares from these sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of our outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources.

In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code (see “Certain Federal Income Tax Considerations-Requirements for Qualification-Income Tests”), our articles of incorporation provide that no constructive owner of our stock who owns, directly or indirectly, a 10% interest in any tenant of ours (a “Related Tenant Owner”) may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of our outstanding capital stock (the “Related Tenant Limit”).

Our board of directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the board of directors is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, our board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.

Remedies.    If shares of capital stock:

•	in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or

•	which (1) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules), or (2) would result in Regency being “closely held” within the meaning of Section 856(h) of the Code, are issued or transferred to any person or retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention will be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize our status as a REIT (“excess shares”) will be deemed held in trust on behalf of us and for our benefit. Our board of directors will, within six months after receiving notice of such actual or proposed transfer, either:

•	direct the holder of such shares to sell all shares held in trust for Regency for cash in such manner as our board of directors directs, or

•	redeem such shares for a price equal to the lesser of:

•	the price paid by the holder from whom shares are being redeemed, and

•	the average of the last reported sales prices on the New York Stock Exchange of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by our board of directors, or if such class of capital stock is not then traded on the New York Stock Exchange, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by our board of directors as the fair market value of such class of capital stock on the relevant date.

If our board of directors directs the intended holder to sell the shares, the holder must receive the proceeds from the sale as trustee for us and pay us out of the proceeds of the sale all expenses incurred by us in connection with the sale, plus any remaining amount of the proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder will not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares must be repaid to us upon demand.

Miscellaneous. All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above will not preclude the settlement of any transaction entered through the facilities of the New York Stock Exchange.

Our articles of incorporation provide that every shareholder of record of more than 5% of our outstanding capital stock and every Actual Owner (as defined in our articles of incorporation) of more than 5% of our outstanding capital stock held by a nominee must give written notice to us of information specified in our articles of incorporation within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to us such information as we may request, in good faith, in order to determine our status as a REIT.

The ownership limitations described above may have the effect of precluding acquisition of control of Regency by a third party even if our board of directors determines that maintenance of REIT status is no longer in our best interests. Our board of directors has the right under our articles of incorporation (subject to contractual restrictions, including covenants made to the lenders under our line of credit) to revoke our REIT status if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in our articles of incorporation will remain in effect. Any change in the ownership limitations would require an amendment to our articles.

Advance Notice Provisions For Shareholder Nominations and Shareholder Proposals

Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of our shareholders. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to us no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Exchange Act. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with this deadline.

The purpose of requiring shareholders to give advance notice of nominations and other business is to afford our board a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give the board any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

Certain Provisions of Florida Law

We are subject to anti-takeover provisions that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions.

Subject to certain exceptions, the Florida Business Corporation Act prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless:

•	the board of directors approves the control share acquisition; or

•	the holders of a majority of the corporation’s voting shares approve the granting of voting rights to the acquiring party.

A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

•	1/5 or more but less than 1/3;

•	1/3 or more but less than a majority; and

•	a majority or more.

The Florida Business Corporation Act also contains an “affiliated transaction” provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless:

•	the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;

•	the corporation has not had more than 300 shareholders of record during the three years preceding the “affiliated transaction”;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years;

•	the interested shareholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors);

•	consideration is paid to the holders of the corporation’s shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation’s shares in the last two years or fair market value, and other specified conditions are met; or

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder.

An “interested shareholder” is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company’s outstanding voting shares.

Indemnification and Limitation of Liability

The Florida Business Corporation Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation. The indemnity also applies to any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity. The indemnification applies against liability incurred in connection with such a proceeding, including any appeal thereof, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of the Florida Business Corporation Act require indemnification if a director, officer, employee or agent has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation. Each of our directors and executive officers has signed an indemnification agreement. The indemnification agreements provide for full indemnification of our directors and executive officers under Florida law. The indemnification agreements also provide that we will indemnify the officer or director against liabilities and expenses incurred in a proceeding to which the officer or director is a party or is threatened to be made a party, or in which the officer or director is called upon to testify as a witness or deponent, in each case arising out of actions of the officer or director in his or her official capacity. The officer or director must repay such expenses if it is subsequently found that the officer or director is not entitled to indemnification. Exceptions to this additional indemnification include criminal violations by the officer or director, transactions involving an improper personal benefit to the officer or director, unlawful distributions of our assets under Florida law and willful misconduct or conscious disregard for our best interests.

Our bylaws provide for the indemnification of directors, former directors, executive officers and former executive officers to the maximum extent permitted by Florida law and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that the director or officer was a party to by reason of the fact that he or she is or was a director or officer of our corporation, or at our request, a director, officer, employee or agent of another corporation. Our bylaws also provide that we may purchase and maintain insurance on behalf of any director or executive officer against liability asserted against the director or executive officer in such capacity.

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to us or to any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances. Those circumstances include violations of criminal law (unless the director had reasonable cause to believe that such conduct was lawful or had no reasonable cause to believe such conduct was unlawful), transactions in which the director derived an improper personal benefit, transactions involving unlawful distributions, and conscious disregard for the best interest of the corporation or willful misconduct (only if the proceeding is by or in the right of the corporation). As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain of the material federal income tax considerations regarding Regency and is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, and persons who own shares as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes) subject to special treatment under the federal income tax laws. This summary deals only with shareholders of Regency that hold shares as “capital assets,” within the meaning of Section 1221 of the Code. This summary does not discuss any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term “Company” refers to Regency Centers Corporation and all qualified REIT subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (collectively, the “Management Company”) (which is treated as a separate entity for federal income tax purposes, although its results are consolidated with those of the Company for financial reporting purposes).

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

General

The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

It is the opinion of Foley & Lardner LLP that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT commencing with the Company’s taxable year that ended December 31, 1993 and for all subsequent taxable years to date, and its method of operation will enable it to continue to be taxed as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of “Certain Federal Income Tax Considerations,” those concerning its business and properties, and certain matters relating to the Company’s manner of operation. Foley & Lardner LLP is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. The qualification and taxation as a REIT depends upon the Company’s ability to meet, through actual annual (and in some cases quarterly) operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by nor be under the control of Foley & Lardner LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “— Failure to Qualify.”

Taxation of the Company

As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances.

First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, under certain circumstances, the Company may be subject to the “corporate alternative minimum tax” on its items of tax preference which it does not distribute or allocate to its shareholders.

Third, if the Company has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by the Company by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

Fourth, if the Company has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

Fifth, if the Company fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but still maintains its qualification as a REIT because other requirements are met, the Company will pay a 100% tax on (1) the gross income attributable to the greater of the amount by which the Company fails, respectively, the 75% or 95% gross income test, multiplied, in either case, by (2) a fraction intended to reflect the Company’s profitability.

Sixth, beginning with the Company’s 2005 taxable year, if the Company fails, in more than a de minimis fashion, to satisfy one or more of the asset tests for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because the Company qualifies under certain relief provisions, the Company may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or the Company otherwise returns to compliance with the asset test.

Seventh, beginning with the Company’s 2005 taxable year, if the Company fails to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), the Company nevertheless may avoid termination of its REIT’s election in such year if the failure is due to reasonable cause and not due to willful neglect, but the Company would also be required to pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

Eighth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

Ninth, the Company will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among the Company, its tenants, and the Company’s taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

Tenth, if the Company acquires any asset from a C corporation (that is, a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis in the property at such time), such gain will be subject to tax at the highest regular corporate rate applicable. The rule described above with respect to the recognition of “built-in gain” will apply assuming that an election is not made pursuant to Section 1.337(d)-7 of the Treasury Regulations to treat the asset as having been sold by the C corporation for fair market value immediately before the acquisition by the Company.

In addition, the Management Company is taxed on its income at regular corporate rates.

Requirements for Qualification

A REIT is defined in the Code as a corporation, trust or association:

(1)	which is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	which is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

(6)	not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include certain entities);

(7)	which meets certain income and asset tests described below and

(8)	which makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). The Company’s articles of incorporation provide restrictions regarding the transfer of its shares which are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (5) and (6) above. Moreover, for the Company’s taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to certain of its shareholders requesting information regarding the actual ownership of its stock, but does not know, or exercising reasonable diligence would not have known, whether it failed to meet the requirement that it not be closely held, the Company will be treated as having met the “five or fewer” requirement. If the Company were to fail to comply with these regulatory rules for any year, it would be subject to a $25,000 penalty. If the Company’s failure to comply was due to intentional disregard of the requirements, the penalty would be increased to $50,000. However, if the Company’s failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

In addition, the Company must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Code and regulations promulgated thereunder.

The Company owns, and intends to continue to own, its properties through its operating partnership, Regency Centers, L.P. (the “Partnership”), of which the Company is the general partner and a Company subsidiary is the principal limited partner. The former owners of certain Partnership properties and certain investment funds also are limited partners. The Partnership presently owns certain of its properties indirectly through other partnerships and limited liability companies (collectively with the Partnership, the “Property Partnerships”), of which the partners are the Partnership and certain third parties. In the case of a REIT which is a partner in a partnership either directly or indirectly through a qualified REIT subsidiary, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of the Property Partnerships (other than certain properties held by the Management Company), is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

The Company believes that each of the Property Partnerships in which it owns an interest, directly or through another partnership or limited liability company, will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and the Company could fail to meet the REIT income and asset tests. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “— Failure to Qualify.”

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. Although in the past the Company owned some of its properties indirectly through qualified REIT subsidiaries, at the present time, the Company does not utilize any qualified REIT subsidiaries.

A “taxable REIT subsidiary” of the Company is a corporation in which the Company directly or indirectly owns stock and that elects, together with the Company, to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if a taxable REIT subsidiary of the Company owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Company. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing the Company to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to the Company. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

The Management Company has made an election to be treated as a taxable REIT subsidiary of the Company.

Income Tests

In order for the Company to maintain its qualification as a REIT, it must satisfy two gross income requirements annually. First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property”, gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property or from certain types of temporary investments.

Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) for each taxable year must be derived from any combination of income qualifying under the 75% test, dividends, and from interest, some payments under hedging instruments, gain from the sale or disposition of stock or securities and some hedging instruments.

Rents received by the Company qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met.

First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts for sales, which is permitted by the Code).

Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. The Company does not anticipate receiving rents from such a tenant. Additionally, pursuant to the articles of incorporation, Related Tenant Owners are prohibited from acquiring constructive ownership of more than 9.8% by value of the Company.

Third, rent attributable to personal property leased in connection with a lease of real property will not qualify if it is greater than 15% of the total rent received under the lease.

Fourth, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Company is generally only allowed directly to provide services that are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, the Company may not provide “impermissible services” to tenants (except through a taxable REIT subsidiary, or through an independent contractor that bears the expenses of providing the services and from whom the Company derives no revenue) without giving rise to “impermissible tenant service income,” which is nonqualifying income for purposes of the income tests. For this purpose, the amount that the Company would be deemed to have received for performing any “impermissible services” will be the greater of the actual amount so received or 150% of the direct cost to the Company of providing those services. If impermissible tenant service income exceeds 1% of the Company’s total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Company’s total income from the property, the services will not “taint” the other income from the property (that is, they will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property. The Company provides certain services with respect to the properties that the Company believes complies with the “usually or customarily rendered” requirement. The Company will hire independent contractors from whom the Company derives no income to perform such services or utilize the Management Company to perform such services, to the extent that the performance of such services by the Company would cause amounts received from its tenants to be excluded from rents from real property.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not expect to derive significant amounts of interest that would fail to qualify under the 75% and 95% gross income tests.

The Company’s share of any dividends received from corporate subsidiaries (and from other corporations in which the Company owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. The Company does not anticipate that it will receive sufficient dividends to cause the Company to exceed the limit on nonqualifying income under the 75% gross income test.

From time to time, the Company or the Partnership have entered, and in the future may enter, into hedging transactions with respect to one or more of its assets or liabilities. These hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. During the Company’s taxable years ending before January 1, 2005, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness incurred to acquire or carry “real estate assets” should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments generated income that is considered qualifying income for purposes of the gross income tests during the Company’s taxable years ending before January 1, 2005. As a result of changes made by the American Jobs Creation Act of 2004, commencing with the Company’s taxable year starting January 1, 2005, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test (but not the 75% gross income test). For those taxable years, a “hedging transaction” will mean any transaction entered into in the normal course of the Company’s or the Partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. The Company or the Partnership, as the case may be, will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. The Company and the Partnership intend to structure any hedging or similar transactions so as not to jeopardize the Company’s status as a REIT.

The Management Company receives fees in consideration of the performance of management and administrative services with respect to properties that are not owned by the Company and earns income from the acquisition, development and resale of real estate. Distributions received by the Company from the Management Company of its earnings do not qualify under the 75% gross income test. The Company believes that the aggregate amount of the distributions from the Management Company together with all other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

The Company believes that it has satisfied the 75% and 95% gross income tests for taxable years ended prior to the date of this prospectus and intends to operate in such a manner so as to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company’s failure to meet those tests is due to reasonable cause and not willful neglect; and following the Company’s identification of such failure for any taxable year, a schedule of the sources of the Company’s income is filed in accordance with regulations prescribed by the Secretary of the Treasury. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. Even if the relief provisions apply, the Company would pay a 100% tax on (1) the gross income attributable to the greater of the amount by which the Company fails, respectively, the 75% or 95% gross income test, multiplied, in either case, by (2) a fraction intended to reflect the Company’s profitability.

If the Company has net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While the Company has undertaken a significant number of asset sales in recent years, the Company does not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise.

Asset Tests

The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the Company’s total assets must be represented by real estate assets (including (i) its allocable share of real estate assets which are held by the Partnership or other Property Partnerships or which are held by “qualified REIT subsidiaries” of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the value of the Company’s total assets may be represented by securities other than those in the 75% asset class. Third, except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% test described above, (a) the value of any one issuer’s securities that the Company owns may not exceed 5% of the value of the Company’s total assets; (b) the Company may not own more than 10% of any one issuer’s outstanding voting securities; and (c) the Company may not own more than 10% of the value of the outstanding securities of any one issuer. Fourth, no more than 20% of the Company’s total value may be comprised of securities of one or more taxable REIT subsidiaries.

For purposes of the 10% value test, , the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which the Company or any controlled taxable REIT subsidiary hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes to the extent of the Company’s interest as a partner in the partnership.

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test.

The Partnership owns 100% of the outstanding capital stock of the Management Company. The Company believes that the aggregate value of the Management Company does not exceed 20% of the aggregate value of the Company’s gross assets. As of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary, which election first became available as of January 1, 2001, the Company believes it did not own more than 10% of the voting securities of the Management Company. In addition, the Company believes that as of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary of the Company, the Company’s pro rata share of the value of the securities, including debt, of the Management Company did not exceed 5% of the total value of the Company’s assets. No independent appraisals have been obtained to support the Company’s estimate of value, however, and Foley & Lardner LLP, in issuing its opinion on the Company’s qualification as a REIT, is relying on the Company’s representation as to the limited value of the stock interests in the Management Company.

After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the 25%, 20%, and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of the Company’s assets. If the failure to satisfy the 25%, 20%, or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to maintain compliance with the asset tests and would attempt to take any available actions within 30 days after the close of any quarter in an effort to cure any noncompliance with the 25%, 20%, or 5% asset tests or 10% value limitation of which it becomes aware within that period. If the Company failed to cure noncompliance with the asset tests within this time period, it would cease to qualify as a REIT. See “— Failure to Qualify.”

Beginning with the Company’s 2005 taxable year, if the Company fails to satisfy one or more of the asset tests for any quarter of a taxable year, the Company nevertheless may qualify as a REIT for such year if the Company qualifies for relief under certain provisions of the Code. Those relief provisions generally are available for failures of the 5% asset test and the 10% asset test if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of the Company’s total assets or $10 million, and the failure is corrected within six months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, the Company files a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Secretary of the Treasury, the failure is corrected within six months following the quarter in which it was discovered, and the Company pays a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or the Company otherwise returns to compliance with the asset test. The Company may not qualify for the relief provisions in all circumstances.

Annual Distribution Requirements

The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount at least equal to: (a) the sum of (i) 90% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and the Company’s net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property; minus (b) the sum of certain items of non-cash income. Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. If the Company makes this election, a “Capital Gains Designation,” the Company would pay tax on its retained net long-term capital gains. In addition, to the extent the Company makes a Capital Gains Designation, a U.S. Shareholder generally would: (i) include its proportionate share of the Company’s undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of the Company’s taxable year falls (subject to certain limitations as to the amount that is includable); (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in the U.S. Shareholder’s long-term capital gains; (iii) receive a credit or refund for the amount of tax deemed paid by it; (iv) increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and (v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year (other than capital gain income that the Company elects to retain and pay tax on) and (iii) any undistributed taxable income from prior periods (other than capital gains from such years which the Company elected to retain and pay tax on), the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 90% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Relief from Other Failures of the REIT Qualification Provisions

Beginning with the Company’s 2005 taxable year, if the Company fails to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), the Company nevertheless may avoid termination of its REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and the Company pays a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. The Company may not qualify for this relief provision in all circumstances.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the common stock. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to individual shareholders generally at preferential capital gain rates applicable to dividends through December 31, 2008, and otherwise, including to corporate distributees, as ordinary income. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

Taxation of Taxable Domestic Shareholders

As used in this section, the term U.S. shareholder means a holder of shares who is (i) a citizen or resident of the United States, (ii) a domestic corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

So long as the Company qualifies as a REIT, distributions to U.S. shareholders out of the Company’s current or accumulated earnings and profits that are not designated as capital gain dividends generally will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. However, dividends, other than capital gain dividends, that are (i) attributable to income on which the Company was subject to tax in the previous taxable year at the corporate level, either because it did not distribute such income or such income consists of gains from certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, or (ii) attributable to dividends received by the Company from non-REIT corporations, such as taxable REIT subsidiaries, during the current taxable year will be taxable, to the extent designated by the Company, to individual stockholders as net capital gain at the maximum rate of 15%. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted tax basis of the shareholder’s shares. Rather, the distributions will reduce the adjusted tax basis of the shares. Distributions that exceed the U.S. shareholder’s adjusted tax basis in the Company’s shares will be taxable as capital gains. If the Company declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Company will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

The Company may elect to designate distributions of the Company’s net capital gain as “capital gain dividends.” Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held the Company’s shares. Designations that the Company makes only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If the Company designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099–DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, the Company may designate all or part of its net capital gain as “undistributed capital gain.” The Company will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder (1) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains; (2) will be deemed to have paid its proportionate share of the tax paid by the Company on such undistributed capital gains and receive a credit or refund to the extent that the tax the Company paid exceeds the U.S. shareholder’s tax liability on the undistributed capital gain; and (3) in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The Company’s earnings and profits will be adjusted appropriately.

The Company will classify portions of any designated capital gain dividend or undistributed capital gain as either: (1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or (2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

Distributions that the Company makes and gain arising from the sale or exchange by a U.S. shareholder of the Company’s shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Company will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital, capital gain or represent tax preference items to be taken into account for purposes of computing the alternative minimum tax liability of the shareholders. U.S. shareholders may not include in their individual income tax returns any of the Company’s net operating losses or capital losses. The Company’s operating or capital losses would be carried over by the Company for potential offset against future income, subject to applicable limitations.

Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between: (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the holder’s adjusted tax basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss. The applicable tax rate will depend on the shareholder’s holding period for the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are urged to consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of the Company’s shares. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Company that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder has not held its common shares as “debt financed property” within the meaning of the Code, distributions from the Company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Code or has used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt shareholders should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a pension held REIT if it meets the following two tests: (1) it qualified as a REIT only by reason of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and (2) either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend from a “pension held REIT” treated as UBTI is equal to the ratio of UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception for pension trusts. Based on both the Company’s current share ownership and the limitations on transfer and ownership of shares contained in the Company’s organizational documents, we do not expect to be classified as a pension held REIT.

U.S. Taxation of Non-U.S. Shareholders

As used in this section, the terms “non-U.S. shareholder” means a holder of shares that is not a U.S. person for U.S. federal income tax purposes. The Company’s distributions to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Company of “U.S. real property interests” nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. shareholder’s basis in the Company’s shares will be taxable to a non-U.S. shareholder as gain from the sale of shares, which is discussed below. Distributions in excess of current or accumulated earnings and profits of the Company that do not exceed the adjusted tax basis of the non-U.S. shareholder in the Company’s shares will reduce the non-U.S. shareholder’s adjusted tax basis in the shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

The Company expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless: (1) a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with the Company; or (2) the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Company claiming that the distribution is effectively connected income.

The Company may be required to withhold at least 10% of any distribution in excess of the Company’s current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. shareholder that the Company designates at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless: (1) the investment in the shares is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders on any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or (2) the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Capital gain distributions to the holders of the Company’s common shares that are attributable to the Company’s sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as (i) the Company’s common shares continue to be regularly traded on an established securities market and (ii) the non-U.S. shareholder did not own more than 5% of the Company’s common shares during the taxable year. As a result, non-U.S. shareholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.

If the Company’s common shares cease to be regularly traded on an established securities market or the non-U.S. shareholder owned more than 5% of the Company’s common shares during the taxable year, capital gain distributions that are attributable to the Company’s sale of real property would be subject to tax under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”).

Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A corporate non-U.S. shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. The Company must withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. stockholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. A non-U.S. shareholder may receive a credit against its FIRPTA tax liability for the amount the Company withholds.

Although the law is not clear on the matter, it appears that amounts the Company designates as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated for non-U.S. shareholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting from reporting the capital gain their proportionate share of the tax paid by the Company on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by the Company were to exceed their actual United States federal income tax liability.

Gain recognized by a non-U.S. shareholder upon the sale or exchange of the Company’s shares generally would not be subject to United States taxation unless: (1) the investment in the Company’s shares is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders as to any gain; (2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or (3) the Company’s shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

The Company’s shares will not constitute a U.S. real property interest if the Company is a domestically controlled REIT. The Company will be a domestically-controlled REIT if, at all times during the 5 year period, preceding a sale or exchange of stock, less than 50% in value of the Company’s stock is held directly or indirectly by non-U.S. shareholders. The Company believes that it currently is not a domestically controlled REIT because Security Capital U.S. Realty, a foreign company, beneficially owned in excess of 50% in value of the Company’s shares until May 14, 2002, when beneficial ownership of those shares was acquired by General Electric Company. Therefore, the sale of the Company’s shares may currently be subject to taxation under FIRPTA. The Company believes, however, that at the present time less than 50% in value of the Company’s stock is held directly or indirectly by non-U.S. shareholders and hence, the Company may become domestically-controlled in the future. Because the Company’s shares are publicly traded, however, the Company cannot guarantee that the Company will become a domestically controlled REIT. Even if the Company does not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells the Company’s shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the New York Stock Exchange; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of the Company’s shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax as to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Other Tax Consequences

The Company and its security holders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its security holders may not conform to the federal income tax consequences discussed above. Consequently, prospective security holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

Backup Withholding

U.S. Shareholders

The Company will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless such shareholder (a) is a corporation or another form of entity exempt from backup withholding and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

Non-U.S. Shareholders

Generally, information reporting will apply to payments of distributions on the Company’s shares, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of Company shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of Company shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser of our securities. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular shareholders (including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts (“IRA’s”) subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements) in light of their particular circumstances.

IF YOU ARE A FIDUCIARY MAKING THE DECISION TO INVEST IN SECURITIES ON BEHALF OF A PROSPECTIVE PURCHASER THAT IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF OUR SECURITIES BY SUCH PLAN OR IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRAs

Each fiduciary of a pension, profit sharing, or other employee benefit plan subject to Title I of ERISA (an “ERISA plan”) should carefully consider whether an investment in our securities is consistent with its fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the common stock:

•	is permissible under the documents governing the ERISA plan;

•	is appropriate for the ERISA plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA plan and the composition of the ERISA plan’s investment portfolio; and

•	would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a “non-ERISA plan”) should consider that such an IRA or non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

Status of the REIT

The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the entity’s equity interests is an ERISA plan or is a non-ERISA plan or an IRA subject to Section 4975 of the Code. An ERISA plan fiduciary should also consider the relevance of these principles to ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets” and ERISA’s imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.

Under the Department of Labor regulations as to what constitutes assets of an employee benefit plan (the “DOL regulations”), if an ERISA plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA plan assets would include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Securities Exchange Act of 1934, or sold pursuant to an effective registration statement under the Securities Act of 1933 (provided the securities are registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The equity securities offered hereby will be sold in an offering registered under the Securities Act of 1933 and are or are expected to be registered under the Securities Exchange Act of 1934.

The DOL regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 as a result of events beyond the issuer’s control. Our common stock is “widely held.”

The DOL regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is expected to be the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. We believe that restrictions imposed under our articles of incorporation on the transfer of our capital stock are limited to the restrictions on transfers generally permitted under the DOL regulations and are not likely to result in the failure of our capital stock to be “freely transferable.” The DOL regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department will not reach a contrary conclusion.

LEGAL MATTERS

The validity of the common stock to which this prospectus relates and certain tax matters described under “Certain Federal Income Tax Considerations” and “ERISA Considerations” will be passed upon for Regency by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing Regency with respect to this offering beneficially owned approximately 6,850 shares of Regency’s common stock as of the date of this prospectus.

EXPERTS

The consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.